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April 27, 2022

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kathleen Krebs, Special Counsel

Mr. Joshua Shainess, Legal Branch Chief

RE:	Greenidge Generation Holdings Inc.

Registration Statement on Form S-1

File No. 333-264366

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Greenidge Generation Holdings Inc. (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 2:00 p.m. Eastern Daylight Time on April 28, 2022, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Kristina Trauger of Shearman & Sterling LLP at (212) 848-4879 and that such effectiveness also be confirmed in writing.

Very truly yours,

By:	/s/ Jeffrey E. Kirt
Name:	Jeffrey E. Kirt
Title:	Chief Executive Officer

cc:     Kristina Trauger, Esq.

Shearman & Sterling LLP